                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

        (Check One) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

                                 [ ] Form N-SAR
                         For Period Ended: February 2, 2002

                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR
                           For the Transition Period Ended:
                                                           --------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      Entire 10-K
                                                       ------------------------


                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant:       Dairy Mart Convenience Stores, Inc.
                          -----------------------------------------------------

Former Name if Applicable:                N/A
                          -----------------------------------------------------

Address of Principal Executive Office (Street and Number):
One Dairy Mart Way, 300 Executive Parkway West
-------------------------------------------------------------------------------

City, State and Zip Code:      Hudson, Ohio  44236
                           --------------------------

                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Registrant was unable to timely file its annual report on Form 10-K for the year ended February 2, 2002 ("10-K") because of the unusual demands the Registrant's pending Chapter 11 bankruptcy proceedings have placed on the Registrant's management and accounting staff. The Registrant also experienced a two week delay in obtaining approval from the U.S. Bankruptcy Court of its auditors.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Gregory G. Landry               (330)                    342-6729
         ----------------------------------------------------------------------
               (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See ATTACHMENT A.


                       Dairy Mart Convenience Stores, Inc.
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 6, 2002                    By: /s/ Gregory G. Landry
       -----------                            ----------------------------
                                      Name:  Gregory G. Landry
                                      Title: President and Chief Executive
                                             Officer



Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTACHMENT A

Due to the Registrant's pending Chapter 11 bankruptcy proceedings and the on-going sale and/or closure of its non-strategic stores, the Registrant anticipates that the Registrant's results of operations for the fiscal year ended February 2, 2002 will change significantly from the results of operations for the fiscal year ended February 3, 2001. For the fiscal year ended February 3, 2001, the Registrant reported a net loss of $29.4 million, and the Registrant estimates that it will report a net loss of approximately $63.2 million for the fiscal year ended February 2, 2002.